Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Creator Capital Limited ("CCL" or the “Company”)

Canon's Court

22 Victoria Street

Hamilton HM 12, Islands of Bermuda

Item 2

Date of Material Change

August 8, 2006

Item 3

News Release

The new Release dated August 8, 2006 was disseminated via CCN Matthew.

Item 4

Summary of Material Change

The Company announces the resignation of Mr. Alexander Downie as a Director, President and C.E.O.  Mr David Borg has agreed to become a Director of CCL and to assume the office of President and C.E.O.

Stock Options have been granted to Mr Borg.

Item 5

Full Description of Material Change

The Company announces the resignation of Mr Alexander Downie as a Director and CCL’s President and C.E.O.   CCL regrets Mr Downie’s decision - his resignation is the result of personal reasons relating to family commitments.  CCL will continue to benefit from Mr Downie’s vast knowledge and expertise in the IPTV field in his capacity as a Consultant to the company.

Mr David Borg has agreed to become a Director of CCL and to assume the office of President and C.E.O.  Mr Borg has also agreed to become a Director of CCL’s wholly owned subsidiary ETV on Demand, as well as its President and C.E.O.  Stock Options have been granted to Mr Borg ranging from US$0.35 – US$2.00 per share to be vested over a two and a half year period beginning in September 2006.

An entertainment entrepreneur and financier, Mr Borg brings over 20 years experience in various executive positions and as key financier in the electronics and entertainment industries to CCL.  Mr Borg has founded a movie distribution company, Telco and two independent film production companies.  During the late 1990’s, Mr Borg was a Production Executive at Alpine Pictures.  He later joined Los Angeles based, TAG Entertainment, where he functioned as a Production Executive producing award winning feature films for the family. His roles as Executive Producer, in conjunction with his strong film background and successful ventures in the entertainment world have granted him a keen understanding of online media companies. He has a proven ability to capture user interest and to exploit the wave of rich media to emotionally connect with and powerfully entertain today’s demanding worldwide audience.

CCL welcomes Mr Borg’s depth of understanding of the entertainment and electronic  industry and the foresight to see CCL capitalize on the evolution of televisions on the internet (IPTV).

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, Chairperson at (604) 947-2555.

Item 9

Date of Report

Dated at Vancouver, BC, this 8th day of August 2006

CREATOR CAPITAL LIMITED

Deborah Fortescue-Merrin

_____________________________

Deborah Fortescue-Merrin,

Chairperson